As filed with the Securities and Exchange Commission on May 8, 2007

                                                            File No.
                                                                     ----------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            FORM SB-1 (Alternative 2)

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             TRIPLE A MEDICAL, INC.
             (Exact name of registrant as specified in its charter)

        Nevada                          7373                     20-4846807
-----------------------------    -------------------------    ------------------
(State or jurisdiction of        (Primary Industrial          I.R.S. Employer
incorporation or organization)    Classification Code No.)    Identification No.

                604 Creekview, Ovilla, Texas 75154 (214) 446-4294
         (Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                604 Creekview, Ovilla, Texas 75154 (214) 446-4294
                --- ---------- ------- ----- ----- ----- --------
(Address of principal place of business or intended principal place of business)

                                P. Morgan McCune
                604 Creekview, Ovilla, Texas 75154 (214) 446-4294
                --- ---------- ------- ----- ----- ----- --------
(Name, address, including zip code, and telephone number, including area code of agent for service)



           Copies to:            Jeff Mullins
                             Scheef & Stone, LLP
                             5956 Sherry Lane, Suite 1400
                              Dallas, Texas 75225
                              (214) 706-4200 Tel
                              (214) 706-4242 Fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering.
|_|
                             -----------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                -----------------



                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
Title of Each              Amount         Proposed            Minimum/Maximum         Amount of
Class of Securities        To be          Offering Price      Proposed Aggregate      Registration
to be Registered           Registered     Per Share (1)       Offering  (1)           Fee
--------------------------------------------------------------------------------------------------

Common stock,
$0.001 par value
Minimum                       150,000             $0.50              $   75,000            $  10
Maximum                     1,000,000             $0.50              $  500,000            $  64
--------------------------------------------------------------------------------------------------
Total maximum               1,000,000             $0.50              $  500,000            $  64


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. |X|

(1) Estimated solely for the purpose of calculating the registration fee.

                                                         INITIAL PUBLIC OFFERING
                                                                      PROSPECTUS

                             TRIPLE A MEDICAL, INC.

                Minimum of 150,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $0.50 per share

         We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, P. Morgan McCune after the effective date of this registration statement. The offering price was determined arbitrarily and we will raise a minimum of $75,000 and a maximum of $500,000. The money we raise in this offering before the minimum amount, $75,000, is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. The offering will end on November 6, 2007 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. There is no minimum purchase requirement for subscribers.

The Offering:
                                 150,000 shares             1,000,000 shares
                                Minimum offering            Maximum offering
                                ------- --------            ------- --------
                              Per Share      Amount       Per Share      Amount
                              --- -----      ------       --- -----      ------

Public Offering Price       $0.50           $ 75,000     $0.50          $500,000

Offering expenses are estimated to be $16,769 if the minimum number of shares are sold, which equates to $0.08 per share, and $33,769 if the maximum number of shares are sold, which equates to $0.04 per share.

There is currently no market for our shares. We intend to work with a market maker who would then apply to have our securities quoted on the over-the-counter bulletin Board or on an exchange as soon as practicable after our offering. We will close our offering on November 6, 2007. However, it is possible that we do not get trading on the over-the-counter bulletin Board, and if we do get quoted on the bulletin board, we may not satisfy the listing requirements for an exchange, which are greater than that of the bulletin board.

                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------------


              This Prospectus is dated __________________________



                               PROSPECTUS SUMMARY

OUR COMPANY

         We were formed as a corporation on December 27, 2006 in Nevada in order to acquire 100% of the outstanding stock of Triple A Software, Inc. (TAS). On
December 29, 2006, the Company issued 13,500,000 of common stock in exchange for a 100% equity interest in TAS. As a result of the share exchange, TAS became the wholly owned subsidiary of the Company and the shareholders of TAS owned 100% of the Company's voting common stock. The share exchange was treated as a recapitalization of the Company. The financial statements and business have been described as if the Company had always been the reporting entity, and then on the share exchange date, had changed its name and reorganized its capital stock.
Our executive offices are located at 604 Creekview, Ovilla, Texas 75154. We own a 70.83% interest in a proprietary software developed for use by orthopedic surgeons. We believe the funds we have on hand will be sufficient to complete any modifications necessary to the software and the funds raised in this offering will be used to further develop our sales opportunities.

THE OFFERING

Our sole officer and director will be selling the offering.


                                                      Minimum       Midpoint     Maximum
                                                     ---------     ---------     ---------
Common shares offered                                  150,000       500,000     1,000,000
Common shares outstanding before this offering      13,500,000    13,500,000    13,500,000
                                                    ----------    ----------    ----------
Total shares outstanding after this offering        13,600,000    14,000,000    14,500,000


Officers, directors and their affiliates will not be able to purchase shares in this offering.

                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                            AUDITED
       Balance Sheet:                       Dec 31, 2006
       ------- ------                       ------------
       Working Capital                      $  232,732
       Total Assets                         $  645,050
       Total Liabilities                    $   32,996
       Stockholders' Equity                 $  612,054

       AUDITED                              Year ended
       Statement of Operations:             Dec 31, 2006
       --------- -- -----------             ------------
       Revenue                              $       -0-
       Software development costs           $  132,653
       General and administrative           $   11,498
       Other  income (expense)              $    3,205

       Net loss                             $( 140,946)
  Loss per share: Basic & diluted               ($0.01)
  No. Shares outstanding                    13,500,000

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. We have identified all material risks known to, and anticipated by, us as of the filing of this registration statement.

WE HAVE A LIMITED OPERATING HISTORY, HAVING BEEN DEVELOPING SOFTWARE, WITH CUMULATIVE LOSSES SINCE INCEPTION THAT COULD CAUSE US TO RUN OUT OF MONEY AND CLOSE OUR BUSINESS.

We have an accumulated deficit from operations. There is not sufficient gross revenue and profit to finance our planned growth and, without additional financing as outlined in this prospectus, we could continue to experience losses in the future. Our accumulated deficit from operations through December 31, 2006 was $154,446. We may incur significant expenses in promoting our business, and as a result, will need to generate significant revenues over and above our current revenue to achieve consistent profitability. If we are unable to achieve that profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

We rely on our sole officer, P. Morgan McCune, to direct the affairs of the company and rely upon him competently operate the business. We do not have key man insurance on our sole officer and director and have no employment agreements with him. Should something happen to our sole officer, this reliance on a single person could have a material detrimental impact on our business and could cause the business to lose its place in the market, or even fail. Such events could cause the value of our stock to decline or become worthless.

OUR SOLE OFFICER WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

Upon completion of this offering, our sole officer, P. Morgan McCune, will, in the aggregate, beneficially own approximately 95.24% (or 89.66% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could cause the value of our stock to decline or become worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY, WHICH, IF WE CANNOT OBTAIN, COULD CAUSE US TO HAVE TO CEASE OUR OPERATIONS.

Our capital requirements could be more than our operating income. As of December 31, 2006, our cash balance was $265,728. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue for twelve months without any additional funding, but upon raising the minimum amount in this offering, believe that will take us to the point that we will be able to sustain operations for at least a year if we raise no other capital. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We have no current or proposed financing plans or arrangements other than this offering. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND AN ACTIVE TRADING MARKET MAY NEVER MATERIALIZE, AND AN INVESTOR MAY NOT BE ABLE TO SELL THEIR STOCK.

Prior to this offering, there has been no public market for our common stock. We plan work with a market maker who would then apply to have our securities quoted on the OTC Bulletin Board. In order to be quoted on the OTCBB, we must be sponsored by a participating market maker who would make the application on our behalf; at this time, we are not aware of a market maker who intends to sponsor our securities and make a market in our stock. Assuming we become quoted, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus. Additionally, if the market is not active or illiquid, investors may not be able to sell their securities.

IF A PUBLIC TRADING MARKET FOR OUR COMMON STOCK MATERIALIZES, WE WILL BE CLASSIFIED AS A `PENNY STOCK' WHICH HAS ADDITIONAL REQUIREMENTS IN TRADING THE STOCK, WHICH COULD CAUSE YOU NOT TO BE ABLE TO SELL YOUR STOCK.

The U.S. Securities and Exchange Commission treats stocks of certain companies as a `penny stock'. We are not aware of a market maker who intends to make a market in our stock, but should we be cleared to trade, we would be classified as a `penny stock' which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker-dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the stock is suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade your securities as well as the purchasers of your securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the common stock you purchase in this offering could have no effective market to sell into, thereby causing your investment to be worthless.

INVESTING IN A PENNY STOCK HAS INHERENT RISKS, AFFECTING BOTH BROKERS, BUYERS AND SELLERS, WHICH COULD CAUSE THE MARKETABILITY OF YOUR STOCK TO BE LESSER THAN IF THERE WERE NOT THOSE REQUIREMENTS.

When a seller of a `penny stock' desires to sell, they must execute that trade through a broker. Many brokers do not deal in penny stocks, so a seller's ability to market/sell their stock is reduced because of the number of brokers who engage in trading such stocks. Additionally, if a broker does engage in trading penny stocks, and the broker has a client who wishes to buy the stock, they must have the client fill out a number of pages of paperwork before they can execute the trade. These requirements cause a burden to some who may decide not to buy because of the additional paperwork. Thus, the marketability of your stock is less as a penny stock than as a stock listed on an exchange. This could cause your investment to be worth less liquid and investors may not be able to market their shares effectively.

SHAREHOLDERS PURCHASING SHARES IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION, CAUSING THEIR INVESTMENT TO immediaTELY BE WORTH LESS THAN THEIR PURCHASE PRICE.

If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering. This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution: (a) if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.05 per share and an immediate dilution to the new shareholders of $0.45 per common share; (b) if the midpoint of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.06 per share and an immediate dilution to the new shareholders of $0.44 per common share. and (c) if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate dilution to the new shareholders of $0.43 per common share.

INVESTORS ARE NOT ABLE TO CANCEL THEIR SUBSCRIPTION AGREEMENTS THEY SIGN, THEREFORE LOSING ANY CHANCE TO CHANGE THEIR MINDS.

Once the Company receives an investors subscription, they will not be able to cancel their subscription. The investor will therefore lose any right or opportunity to change their mind after receipt by the Company.

OUR OFFERING PRICE OF $0.50 WAS DETERMINED ARBITRARILY BY OUR PRESIDENT. YOUR INVESTMENT MAY NOT BE WORTH AS MUCH AS THE OFFERING PRICE BECAUSE OF THE METHOD OF ITS DETERMINATION.

The President arbitrarily determined the price for the offering of $0.50 per share. As the offering price is not based on a specific calculation or metric the price has inherent risks and therefore your investment could be worth less than the offering price.


                           FORWARD LOOKING STATEMENTS

         This prospectus contains forward looking statements. These forward looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward looking statements. In addition, the forward looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of December 31, 2006 was negative $612,054 or $0.05 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of December 31, 2006 would be:
$645,285 or $0.05 per share, if the minimum is sold, $836,785 or $0.06 per share, if the midpoint amount is sold, and $1,078,285 or $0.07 per share, if the maximum is sold.

This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.05 per share and an immediate dilution to the new shareholders of $0.45 per common share.

if the midpoint amount of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.06 per share and an immediate dilution to the new shareholders of $0.44 per common share.

if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate dilution to the new shareholders of $0.43 per common share.


               The remainder of this page intentionally left blank


The following table illustrates this per share dilution:
                                                   Minimum    Midpoint   Maximum
Assumed initial public offering price              $ 0.50     $ 0.50     $ 0.50
Book value as of December 31, 2006                 $ 0.05     $ 0.05     $ 0.05
Projected book value after this offering           $ 0.05     $ 0.06     $ 0.07

Increase attributable to new stockholders:         $ 0.00     $ 0.01     $ 0.02

Projected book value
    as of December 31, 2006 after this offering    $ 0.05     $ 0.06     $ 0.07
Decrease to new stockholders                       $(0.45)    $(0.44)    $(0.43)
Percentage dilution to new stockholders               90%        88%       86 %

         The following table summarizes and shows on a projected basis as of December 31, 2006, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

MINIMUM OFFERING
------- --------
                                    Number           Percent                          Average
                                   of shares        of shares         Amount          price per
                                    owned            owned             paid            share
                                    -----            -----             ----            -----

Current shareholders              13,500,000          98.90           $  13,500        $ 0.01

New investors                        150,000           1.10           $  75,000        $ 0.50
===============================================================================================
Total                             13,650,000         100.00           $  88,500

MIDPOINT OFFERING
-------- --------
                                    Number           Percent                          Average
                                   of shares        of shares         Amount          price per
                                    owned            owned             paid            share
                                    -----            -----             ----            -----

Current shareholders              13,500,000          96.43           $ 13,500        $ 0.01

New investors                        500,000           3.57           $250,000        $ 0.50
===============================================================================================
Total                             14,000,000         100.00           $263,500


MAXIMUM OFFERING
------- --------
                                    Number           Percent                          Average
                                   of shares        of shares         Amount          price per
                                    owned            owned             paid            share
                                    -----            -----             ----            -----

Current shareholders              13,500,000          93.10           $  13,500       $ 0.01

New investors                      1,000,000           6.90           $ 500,000       $ 0.50
===============================================================================================
Total                             14,500,000         100.00           $ 513,500


                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, P. Morgan McCune. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. McCune, or introduced to Mr. McCune and personally contacted by him or referred to him. We have no agreements, understandings or commitments, whether written or oral, to offer or sell the securities to any individual or entity, or with any person, including our attorney, or group for referrals and if there are any referrals, we will not pay finders fees.

         Mr. McCune will be selling the common stock in this offering relying on the safe harbor from broker registration under the Rule 3a4-1(a) of the Securities Exchange Act of 1934. Mr. McCune qualifies under this safe harbor because Mr. McCune (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and
(d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and he has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

         Additionally, he will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment. Officers, directors and affiliates may not purchase shares in this offering.

         The money we raise in this offering before the minimum amount is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit the funds in our bank account and retain the transfer agent who will then issue the shares. We do not have an escrow agreement or any other agreement regarding the custody of the funds we raise. The offering will end on November 6, 2007 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. The offering will close on November 6, 2007, if not terminated sooner.

         The subscription agreement will provide investors the opportunity to purchase shares at $0.50 per share by purchasing directly from the Company. The agreement also provides that investors are not entitled to cancel, terminate or revoke the agreement. In addition, if the minimum subscription is not raised by November 6, 2007, the subscription agreement will be terminated and any funds received will be promptly returned to the investors.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised. The transfer agent will only be engaged in the event that we obtain at least the minimum subscription amount in this offering.

                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.
         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                             $75,000     $250,000       $500,000
                                            Minimum      Mid-Level      Maximum
                                            -------      ---------      -------
Legal, Accounting & Printing Expenses         7,000        12,000         21,000
Other Offering Expenses                       9,769        10,736         12,769
Net Proceeds to Company                      58,231       227,264        469,231
                                       -----------------------------------------
TOTAL                                      $ 75,000     $ 250,000      $ 500,000

The following describes each of the expense categories:
* legal, accounting and printing expense is the estimated costs associated with this offering. As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase. * other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

The following table sets forth how we anticipate using the net proceeds to the company:

                                             $75,000     $250,000      $500,000
                                             Minimum     Mid-level      Maximum
                                             -------     ---------      -------
Marketing/Advertising/Trade shows           $ 26,500     $ 158,000     $ 350,000
Salaries and wages                            12,000        24,000        50,000
Professional fees                              9,000        19,000        28,000
General corporate overhead (1)                10,731        26,264        41,231
                                            --------     ---------     ---------
Proceeds to company                         $ 58,231     $ 227,264     $ 469,231

(1) General Corporate overhead includes office rents, office supplies, utilities, taxes, and any other administrative expense incurred in the normal course of business. We do not plan to use any of the proceeds to pay off notes payable owed by the Company. Additionally, all amounts allocated for salaries/commissions will be for new hires and not for officers or directors of the company. For a more detailed discussion of the use of proceeds, reader is referred to the discussion of Use of Proceeds on page 15 of this offering.

                             DESCRIPTION OF BUSINESS

         Triple A Medical, Inc. is a Nevada corporation which was incorporated in 2006. In this report, we refer to Triple A Medical, Inc. as "we," "us" or "TAM" unless we specifically state otherwise or the context indicates otherwise. We developed and are marketing a proprietary software for use by orthopedic surgeons.

The company was founded to create electronic healthcare software applications. The initial development is an Electronic Health Record (EHR), specifically designed to meet the needs of orthopedic physicians. For the past 4 years, our President has worked directly with dozens of orthopedic physicians in more than

40 states. He has reviewed orthopedic clinical research and extensively surveyed reference materials. Based upon the research, Mr. McCune created a database with a graphical interface to assist orthopedic physicians with the documentation of the patient encounter.

THE MARKET

Phoenix Ortho is participating in an $18 billion market for Electronic Health Records (EHR). The Orthopedics market approaches $2 billion. There are more than 20,500 board certified orthopedists and 12,872 orthopedic group practices. Research indicates that this market is less than 10% penetrated. Recent surveys indicate that 58% of medical practices are looking at purchasing an EHR in the next 2 years. In 2005 the average orthopedic EHR sale was $171,000. (2001 AAOS Census, 2004 MGMA Survey) Recent growth rate in new sales has averaged about 30%. We expected this growth rate will accelerate sharply over the next two years.

KEYS TO SUCCESS

FOCUS: We believe focus is the essential ingredient to successful EHR development and deployment. Phoenix Ortho is unique in our extensive experience and singular focus on orthopedics. By focusing on one specialty, we can avoid the wholesale generalities that have plagued EHR vendors and frustrated their orthopedic clients. Phoenix Ortho understands the unique requirements of orthopedic physicians. Focus promotes the creation of relevant content and specialty specific application functionality. Content relevance is a significant factor in physician adoption.

In November of 2005, we BEGAN the development of a new orthopedic EHR. The new project was focused on resolving the key problems that have historically posed barriers to adoption, successful implementation and client satisfaction. These obstacles can be grouped together in four categories; Product Functionality, Product Implementation, Product Support, Product Acquisition Cost.

PRODUCT FUNCTIONALITY: The software will establish new standards for ease of use, efficiency, stability and availability facilitating end user adoption. The software is designed and scaled specifically for the pen tablet environment. We believe the pen tablet is the device of choice for EHR end users. Our development will utilize input tools such as sliders, combo boxes, role over images and other custom designed tools to provide a truly keyboard free interface. Other tablet input options such as "Pen and Ink" and "Voice to Text" will be available as needed to capture representative content. The ODClient will improve stability, performance and availability by utilizing .NET automatic versioning and auto recovery from deadlock errors and memory leaks. Advanced compilation and caching techniques substantially lower CPU utilization. The ODClient (smart client) will support both disconnected and low bandwidth clients supporting end user mobility and minimizing the frustration of "Systems down".

PRODUCT IMPLEMENTATION: We have developed an orthopedic, client focused implementation methodology we call the "AAA" implementation plan. This plan focuses on the three critical aspects of implementation; Assessment, Adoption and Adaptation. All implementations will begin with Assessment. During the assessment phase the unique needs of the end users are identified. Each user is profiled to determine their needs and potential road blocks to success. The physicians are identified as Champions, Contenders or Challengers. An implementation strategy is designed around these "Adoption Profiles". The Champions are the eager adopters and should be the first users. The Contenders are frequently indifferent but, usually agreeable adopters. The Challengers represent approximately 30% of the physicians who will resist implementation for a variety of reasons. Sometimes they feel they are too technology challenged and fearful, some are too busy and may fear loss of revenue by adoption, while others are just resistant to anything new. When these objections are clearly understood, "Adaptation" can take place and in most cases mitigate the Challengers objection(s). Adaptation is the process of introducing (training) the end users to the application "Best Practices". It also takes into account the "Profile" of the end user to create a "Best Practices" by provider (See Challengers above).

PRODUCT SUPPORT: The ODClient on the .NET framework makes it easier than ever to update and deploy new applications. Thanks to intelligent, one touch updates and intelligent support client PCs can be updated by copying the application to the target directory. Client PCs may be updated automatically with no interruption or the may be updated on demand.

PRODUCT ACQUISITION COST: WE will provide alternative acquisition models to help overcome purchase resistance due to capital costs. Although we will make the EHR software available on the traditional for purchase basis, through our innovative 3-Tier ODClient architecture we will also offer a service based model. Our customers will be able to utilize the full function and features of the EHR software for an affordable monthly service charge.

Utilizing their extensive experience and knowledge of orthopedics, coupled with state of the art rapid development tools, we believe these obstacles can be overcome and their goals are achievable. The recent completion of their fully functional prototype, suggests that their development strategies are on track.

TECHNOLOGY OVERVIEW

For many technologists and software developers, 2006 is a "watershed year." With the official release of Visual Studio 2005, providing a seamless integration between C#, the .Net Framework 2.0 and SQL Server 2005, a new paradigm for software development has arrived. According to Bill Gates "the transition to ..NET is as dramatic as the move from MS-DOS to Windows." The emergence of these companion technologies has created an opportunity for rapid development, application flexibility, architectural mobility, simplified deployment and support/updates that did not exist prior to November 2005.

We are positioned to take full advantage of this shifting technological paradigm. The software will be the first orthopedic EHR to be developed utilizing innovative 3-Tier architecture on SQL 2005, the .NET framework, C#, Visual Studio 2005 and the Microsoft Enterprise Library.

IMPLEMENTATION OF 3-TIER ARCHITECTURE

ODCLIENT: Combines the best of traditional rich client functionality with the ease of thin client deployment and maintenance. ODClient raises the standard by adding support for mobile, offline or low bandwidth users with intelligent connection management (data caching and batch requests). Even fully connected clients will see performance and stability benefits. ODClient will reduce management costs by avoiding the complexities and "application fragility" of traditional rich client deployments (shared code, registered components, and DLLs in a common folder). ODClient will utilize a seamless, simplified, predictable "no touch deployment". Updates may occur in the background or on demand. Tools: Visual C# 2005, Microsoft Office 2003, XML underlying structure.

APPLICATION SERVER TIER: Business-objects that implement the business rules reside here. This tier isolates the data from direct access by the clients.
Tools: .Net Framework 2.0, Microsoft Enterprise Library.

DATA SERVER TIER: This tier is responsible for data storage. SQL Server 2005 with .NET integration is the database of choice. However, the 3-Tier architecture supports application portability and database independence. Tools:
SQL Server 2005, T-SQL, CLR Execution Environment, .Net Code Integration, Business Intelligence, Indexed, Full Text Search


MISSION

We will develop, document and market EHR solutions that are efficient, intuitive, easy to use, and promote physician acceptance. This software will reduce the cost and risks associated with manual paper based systems. This will in turn improve the quality of care by more completely documenting patient care, eliminating common errors and tracking relevant procedures, events and outcomes. The EHR will provide an excellent ROI to the physician by reducing costs and enhancing revenues do to improved documentation and optimal billable code levels.

CONCLUSION

The orthopedic EHR market is emerging rapidly with nearly $2 billion in potential sales. We believe that our software is uniquely positioned to fill a substantial void in the orthopedic vertical market for EHR. OUR extensive orthopedic experience, our singular focus, our dedicated, proactive approach to training, implementation and support, coupled with our utilization of state of the art development tools will distinguish us from every alternative EHR in the orthopedic vertical market space. The result will be a uniquely relevant orthopedic encounter management solution that is efficient, intuitive, easy to use, and promotes physician acceptance. We expect this EHR to be well received, quickly adopted, and widely endorsed by the orthopedic community.

                  MANAGEMENTS DISCUSSION AND PLAN OF OPERATIONS

         As of December 31, 2006 our cash balance was $265,728 (USD) and at December 31, 2005 it was $-0-.

         Revenues since inception have been zero since we have been developing our software. Although we continue to make modifications to our software, we have beta installations and have started marketing our software for sale to orthopedic surgeons. We have been to some trade shows and have had very favorable response because of the ease of use and flexibility of our software.

The company experienced a loss of $140,946 for the year ended December 31, 2006 due mainly to the costs of continued software development which by generally accepted accounting principles had to be expensed.

The plan of operations for the 12 months following the closing of this offering will include the continued software modifications based upon users needs and suggestions and a full marketing program in order to generate as many leads/sales as possible. The Company plans to implement this plan through direct mail marketing, trade shows directed to orthopedic surgeons, and other marketing efforts.

Marketing and advertising costs will be determined by the amount raised in the offering.

Generating Sufficient Revenue:
------------------------------
The Company plans to generate sufficient revenue by sales of its software.

Financing Needs:
----------------
We believe the Company's financing needs for the next twelve months can and will be met even if the minimum offering amount is raised, since we believe we will have product sales in 2007. We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months.


                             DESCRIPTION OF PROPERTY

         Our corporate facilities are located in a 1,000 sf office at 604 Creekview, Ovilla, Texas 75154.


         DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:

P. Morgan McCune          28         Director, President; Secretary and Director

Background of Directors and Executive Officers:

P. Morgan McCune.
AA Degree Dallas Art Institute, Multimedia, Animation, Web Design, Web Developer, Graphic Artist, Medical Illustrator 6 years experience, Co-developer NextGen Orthopedic DB Developer NextGen Physical Therapy DB, Medical Illustrator for NextGen EMR, Development Proficiency: SQL 2005, Visual Studio 2005, .NET, C#, VB.


                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director received the following compensation for the years of 2004 and 2005. He has no employment contract with the company.


  Name of Person           Capacity in which he served        Aggregate
Receiving compensation        to receive remuneration         remuneration
----------------------     --------------------------         ------------
P. Morgan McCune                President, Secretary           2006 - $0
                                     and Treasurer             2005 - $0

         As of the date of this offering, our sole officer is our only employee. We have no plans to pay remuneration to any other officer in or associated with our company. When we have funds and/or revenue, our board of directors will determine any other remuneration at that time.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In December 2006, we exchanged 13,500,000 shares of common stock for 100% of the outstanding stock of Triple A Software, Inc. In this transaction, the president of the company received 13,000,000 shares of common stock in consideration for his ownership in TAS.


         As of the date of this filing, there are no other agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:
*        a director or officer of the issuer;
*        any principal security holder;
*        any promoter of the issuer;
* any relative or spouse, or relative of such spouse, of the above referenced persons.


                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially,  directly or indirectly, more than 5% of the outstanding  common stock,  and all officers and directors of the company:
                                                 Amount                      Amount
                                                 Owned                       Owned
Title / relationship                             Before the                  After the
 to Issuer                 Name of Owner         offering         Percent    offering     Percent
----------                 ----------------      ------------------------------------------------

President, Secretary
   and Director            P. Morgan McCune        13,500,000     96.30%
                                  Minimum                                    13,500,000    95.24%
                                  Maximum                                    13,500,000    89.66%

No options, warrants or rights have been issued by the Company.


                               SIGNIFICANT PARTIES

The following table lists the relationship of the significant parties to the issuer:

Relationship                  Name and
to Issuer                     business address               Residential address
---------                     -----------------              -------------------

Officer                       P. Morgan McCune               P. Morgan McCune
and Director                  604 Creekview                  905 Cordova
                              Ovilla, Texas 75154            Dallas, Texas 75233

Record owners of              P. Morgan McCune               P.Morgan McCune
5% (or more) owner            604 Creekview                  905 Cordova
of equity securities          Ovilla, Texas 75154            Dallas, Texas 75233

Counsel to Issuer             Scheef & Stone, LLP
                              5956 Sherry Lane
                              Suite 1400
                              Dallas, Texas 75225

                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 150,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share and 20,000,000 shares of preferred stock, $0.001 par value. As of March 31, 2007, we had 13,500,000 shares of common stock issued and outstanding and no preferred stock outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders and all who subscribe to common shares in this offering do not have a preemptive right to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors. These provisions apply to all holders of our common stock.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained Malone & Bailey, PC as our registered independent public accounting firm. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our bylaws provide that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware Law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

                           Insofar as  indemnification  for liabilities  arising
                  under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.


                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Scheef & Stone, LLP, 5956 Sherry Lane, Suite 1400, Dallas, Texas 75225.


                                     EXPERTS

         The financial statements as of December 31, 2006 and 2005, and for the twelve months ended December 31, 2006 and 2005 of the company included in this prospectus have been audited by Malone & Bailey, PC, our independent registered publc accounting firm, as set forth in their report. The financial statements have been included in reliance upon the authority of them as experts in accounting and auditing.


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.


                                 CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006. Our capitalization is presented on:
*        an actual basis;
* a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (150,000) we plan to sell in this offering; and
* a pro forma basis to give effect to net proceeds from the sale of the midpoint number of shares (500,000) we plan to sell in this offering; and
* a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.



                                          Actual        After          After          After
                                         Audited       Minimum        Midpoint       Maximum
                                     Dec 31, 2006      Offering       Offering       Offering
                                    -------------     ----------      ----------     ----------

Stockholders' equity
Common Stock, $0.001 par value;
50,000,000 shares authorized;             13,500         13,650         14,000          14,500
Additional Paid In Capital               753,000        797,594        964,744       1,204,744
Retained deficit                        (154,446)      (154,446)      (154,446)       (154,446)
Total Stockholders' Equity               612,054        656,798        824,298       1,064,798

Total Capitalization                     612,054        656,798        824,298       1,064,798

Number of shares outstanding          13,500,000     13,650,000     14,000,000      14,500,000


         The Company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.


                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors
Triple A Medical, Inc.
(A Development Stage Company)
 Ovilla, Texas

We have audited the accompanying consolidated balance sheets of Triple A Medical, Inc. , as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2006 and for the periods from November 23, 2005 (Inception) through December 31, 2005 and 2006. These consolidated financial statements are the responsibility of the management of Triple A Medical, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triple A Medical, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Triple A will continue as a going concern. As discussed in Note 2 to the financial statements, Triple A has suffered recurring losses from operations and has recurring deficits in cash flows form operating activities, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Malone & Bailey, PC
------------------------
MALONE & BAILEY, PC
www.malone-bailey.com
Houston, Texas

March 13, 2007



                             TRIPLE A MEDICAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                                               December 31,   December 31,
                                                                 2006           2005
                                                               ---------      ---------

CURRENT ASSETS:

    Cash                                                       $ 265,728      $    --


DEVELOPED SOFTWARE                                               379,322           --

                                                               ---------      ---------
TOTAL ASSETS                                                   $ 645,050      $    --
                                                               =========      =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued expenses                      $  32,996      $    --

STOCKHOLDERS' EQUITY
    Preferred stock, $0.01 par value, 20,000,000 authorized,
            -0-  issued and outstanding                             --             --
    Common stock, $0.01 par value, 50,000,000 authorized,
            13,500,000 issued and outstanding                     13,500         13,500
    Additional paid-in-capital                                   753,000
    Deficit accumulated during the development stage            (154,446)       (13,500)
                                                               ---------      ---------
    Total Stockholders' Equity                                   612,054           --
                                                               ---------      ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $ 645,050      $    --
                                                               =========      =========


See accompanying summary of accounting policies and notes to consolidated financial statements.



                             TRIPLE A MEDICAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
      For the Year Ended December 31, 2006 and the period from November 23,
     2005 (Inception) through December 31, 2005 and the period from November
                 23, 2005 (Inception) through December 31, 2006


                                                  Year Ended           Inception to          Inception to
                                              December 31, 2006     December 31, 2005     December 31, 2006
                                             --------------------- --------------------- ---------------------

OPERATING EXPENSES:
    Software development costs                       $    132,653            $        -         $     132,653
    General and administrative                             11,498                13,500                24,998
                                             --------------------- --------------------- ---------------------
    Total Operating Expenses                              144,151                13,500               157,651
                                             --------------------- --------------------- ---------------------

OTHER INCOME
    Interest income                                         3,205                     -                 3,205
                                             --------------------- --------------------- ---------------------
Net loss                                           $     (140,946)           $  (13,500)        $    (154,446)
                                             ===================== ===================== =====================

Basic and diluted weighted average shares
outstanding *                                          13,500,000            13,500,000
                                             ===================== =====================

Basic and diluted net loss per share                       ($0.01)               ($0.00)
                                             ===================== =====================



See accompanying summary of accounting policies and notes to consolidated financial statements.


                                              TRIPLE A MEDICAL, INC.
                                          (A DEVELOPMENT STAGE COMPANY)
                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      For the period  from  November  23,  2005  (inception)  to
                      December 31, 2006

                                                                      Additional  Deficit Accumulated
                                               Common       Common     Paid In        during the
                                               Shares       Amount     Capital     Development Stage      Total
                                             ------------ ----------- ----------- -------------------- ------------

Balance  November 23, 2005
        Date of inception                              -    $      -   $       -     $              -    $       -

Common stock issued to founders               13,500,000      13,500           -                    -       13,500

Net loss                                               -           -           -             (13,500)     (13,500)

                                             ------------ ----------- ----------- -------------------- ------------
Balance  December 31, 2005                    13,500,000      13,500           -             (13,500)            -
                                             ------------ ----------- ----------- -------------------- ------------

Imputed rent                                           -           -       8,000                    -        8,000

Contributed capital                                    -           -     745,000                    -      745,000

Net loss                                               -           -           -            (140,946)    (140,946)

                                             ------------ ----------- ----------- -------------------- ------------
Balance  December 31, 2006                    13,500,000    $ 13,500   $ 753,000     $      (154,446)    $ 612,054
                                             ============ =========== =========== ==================== ============



See accompanying summary of accounting policies and notes to consolidated financial statements.



                             TRIPLE A MEDICAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
        For the Year Ended December 31, 2006 and the period from November
       23, 2005 (Inception) through December 31, 2005 and the period from
             November 23, 2005 (Inception) through December 31, 2006


                                                        Year Ended          Inception to            Inception to
                                                     December 31, 2006    December 31, 2005      December 31, 2006
                                                    -------------------- -------------------- -------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

    Net loss                                                $ (140,946)           $ (13,500)               $ (154,446)
    Adjustments to reconcile net loss to net

            cash used in operating activities:
                Imputed rent                                      8,000                    -                     8,000
                Common stock issued to founders                       -               13,500                    13,500
                Change in accounts payable                       32,996                    -                    32,996
                                                    -------------------- -------------------- -------------------------

NET CASH USED IN OPERATING ACTIVITIES:                         (99,950)                    -                  (99,950)
                                                    -------------------- -------------------- -------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Software development costs                                (379,322)                    -                 (379,322)
                                                    -------------------- -------------------- -------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Contributed capital                                         745,000                    -                   745,000
                                                    -------------------- -------------------- -------------------------

NET INCREASE IN CASH                                            265,728                    -                   265,728
CASH, BEGINNING OF PERIOD                                             -                    -                         -
                                                    -------------------- -------------------- -------------------------

CASH, END OF PERIOD                                         $   265,728           $        -                $  265,728
                                                    ==================== ==================== =========================


SUPPLEMENTAL DISCLOSURES

   Interest paid                                            $         -           $        -               $         -

   Income taxes paid                                        $         -           $        -               $         -



See accompanying summary of accounting policies and notes to consolidated financial statements.

                             TRIPLE A MEDICAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 Notes to the Consolidated Financial Statements
                           December 31, 2006 and 2005



NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities, History and Organization:
-----------------------------------------------

Triple A Medical, Inc. (Triple A), through its wholly owned subsidiary Triple A Software, Inc. (TAS), owns a 70.80% interest in a proprietary software developed for use by orthopedic surgeons. Triple A is located in Ovilla, Texas and was incorporated on December 27, 2006 in Nevada.

Triple A is the parent company of TAS, a Texas corporation. TAS was established in 2005 and since that time has been working to develop software. The software being developed is designed as an easy to use, interactive software with customization that can be made as it is used.

On December 29, 2006, Triple A issued 13,500,000 shares of common stock in exchange for a 100% equity interest in TAS. As a result of the share exchange, TAS became the wholly owned subsidiary of Triple A. The share exchange was treated as a recapitalization of TAS. The financial statements have been prepared as if TAS had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

Significant Accounting Policies:
--------------------------------

Cash and Cash Equivalents:
--------------------------

All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

Software Development Costs:
---------------------------

Triple A follows Statement of Financial Accounting Standards 86, "Accounting for the costs of computer software to Be Sold, Leased, or Otherwise Marketed". In accordance with SFAS 86, internal costs incurred to create computer software are charged to expense when incurred until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detailed program design or, in its absence, completion of a working model. After technological feasibility is established, the costs of coding and testing and other costs of producing product masters are capitalized. Cost capitalization ceases when the product is available for general release to customers.

Capitalized software costs are amortized on a product-by-product basis, starting when the product is available for general release to customers. Annual amortization is the greater of straight-line over the product's estimated useful life or the percent of the product's current-year revenues as compared to the product's anticipated future revenues.

Capitalized software costs are evaluated for impairment on a product-by-product basis by a comparison of the unamortized capitalized costs to the product's net realizable value. The amount by which the unamortized capitalized costs exceed the net realizable value is recognized as an impairment charge.

Earnings (Loss) per Share:
--------------------------

Earnings  (loss) per share  (basic) is  calculated  by  dividing  the net income
(loss) by the weighted average number of common shares outstanding for the period covered. As Triple A has no potentially dilutive securities, fully diluted earnings (loss) per share is identical to earnings (loss) per share (basic).

Use of Estimates:
-----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
------------

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Revenue Recognition
-------------------

Triple A recognizes revenue when software is sold, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Triple A recognizes revenue from installation and other services as the services are performed.

Concentrations
--------------

Triple A maintains demand deposit accounts which at times exceed FDIC insurance limitations of $100,000 per account. Balances on deposit at financial institutions as of December 31, 2006 in excess of FDIC deposit insurance amounts were $164,832.

NOTE 2 - GOING CONCERN
----------------------

Triple A 's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Triple A has not earned any revenue from operations and has suffered recurring losses and accumulated a deficit of $154,446 during its development stage. Additionally, Triple A has incurred recurring deficits in cash flows from operating activities.

Triple A 's ability to continue as a going concern is dependent upon its ability to complete the development of its developed software product with existing sources of capital, to successfully market and implement its developed software product and to achieve profitable operations. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 - CAPITALIZED SOFTWARE DEVELOPMENT COSTS
-----------------------------------------------

Capitalized software development costs at December 31, 2006 and 2005 consist of the following:

                                                    2006              2005
                                                 ---------         ----------

         Software                                 $379,322         $      -0-
         Less: accumulated amortization           (    -0-)        (      -0-)
                                                 ---------         ----------

                                                 $ 379,322         $      -0-
                                                 ============================

Amortization of the software will begin when it is placed in service.

$132,653 of software development costs was expensed during 2006 as research and development expenses as Triple A determined technological feasibility had not been established when these expenses were incurred.

NOTE 4 - INCOME TAXES

Deferred tax assets at December 31, 2006 and 2005 consisted of the following:

                                                  Year ended      Inception to
                                                 December 31,     December 31,
                                                     2006            2005
                                                -------------    -------------
  Net operating loss carryforward               $    52,512      $      2,025
  Less: valuation allowance                         (52,512)           (2,025)
                                                -------------    -------------
    Net deferred tax asset                                -                 -
                                                =============    =============

The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $154,446 at December 31, 2006, and will expire in the years 2024 through 2025.

The difference in the income tax benefit not shown in the consolidated statements of operations and the amount at that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss for 2006 and 2005 is attributable to the valuation allowance.

         The realization of deferred tax benefits is contingent upon future earnings.


NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

In order to fund the development of the software, Triple A entered into an `Investment and Net Revenue Agreement' with Phoenix Ortho, LLC (ORTHO), an entity controlled by a relative of the President of Triple A. In connection with this agreement ORTHO provided Triple A $745,000 during 2006. This cash is reflected as additional paid-in capital as of December 31, 2006. In exchange for this contributed capital, Triple A provided ORTHO with an income participation interest in its operations. The terms of this agreement require Triple A to pay ORTHO 29.20% of the net revenue generated by the business in the immediately preceding month.

In addition, office space has been contributed by related parties since April 2006 rent-free. $8,000 of expense has been imputed related to this office space.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                         2
Corporate Information                                                      2
Summary Financial Data                                                     2
Risk Factors                                                               3
Forward Looking Statements                                                 5
Dilution                                                                   6
Plan of Distribution                                                       8
Use of Proceeds                                                            9
Management's Discussion and Plan of Operations                            12
Description of Business                                                   13
Description of Property                                                   13
Director's, Executive Officers and Significant Employees                  13
Remuneration of Officers and Directors                                    13
Interest of Management and Others in Certain Transactions                 13
Principal Shareholders                                                    14
Significant Parties                                                       14
Securities Being Offered                                                  15
Relationship with Issuer of Experts Named in Registration Statement       15
Legal Proceedings                                                         15
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                         15
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                       15
Legal Matters                                                             16
Experts                                                                   16
Dividend Policy                                                           16
Capitalization                                                            16
Transfer Agent                                                            17
Financial Statements                                                      F-1

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada Revised Statutues, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article Thirteen of our Articles of Incorporation states:

          A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any act or omission in his capacity as a director, except to the extent otherwise expressly provided by a statute of the State of Nevada. Any repeal or modification of this Article shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of the repeal or modification.


Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                       Minimum        Maximum
        SEC Filing Fee                               $      64       $       64
        Printing and Engraving Expenses                  1,000            5,000
        Legal Fees and Expenses                          2,500           15,500
        Edgar Fees                                       2,800            2,800
        Accounting Fees and Expenses                     3,000            3,000
        Blue Sky Fees and Expenses                       4,500            7,000
        Miscellaneous                                    2,905              405
                                                     ---------       ----------
        TOTAL                                        $  16,769       $   33,769

As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase.

Item 3.        Undertakings

   1(a) Rule 415 Offering. If the small business issuer is registering securities under Rule 415 of the Securities Act (230.415 of this chapter), that the small business issuer will:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of
         prospectus   filed  with  the   Commission   pursuant  to  Rule  424(b)
         (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
                (iii) Include any additional or changed material information on the plan of distribution.
          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
         (4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to his registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to purchaser:
             (i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (230.424 of this chapter);
            (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
            (iii) The portion of any other free writing  prospectus  relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and
            (iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

         Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

Item 4.          Unregistered Securities Issued or Sold Within One Year

         In December 2006, the Company issued 13,500,000 shares of common stock in exchange for 100% of the outstanding common stock of Triple A Software, Inc.
(TAS). Of the 13,500,000 shares issued, the President received 13,000,000 shares and an unrelated individual received 500,000, each receiving their stock for their respective ownership in TAS. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction in December 2006, the shareholders of a private corporation received their respective shares for their ownership of the Company which they received for equity in TAS. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Rockwall, State of Texas, on May 8, 2007.

                           Triple A Medical, Inc.




                           By:  /s/  P. Morgan McCune
                                ----------------------------
                                 P. Morgan McCune, President


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities and on the dates stated.


Signature                         Title                              Date
---------------------------       --------------------------         -----------

/s/ P. Morgan McCune              President, Secretary,              May 8, 2007
---------------------------
P. Morgan McCune                  Treasurer, Director

/s/ P. Morgan McCune              Chief Executive Officer            May 8, 2007
---------------------------
P. Morgan McCune

/s/ P. Morgan McCune              Chief Financial Officer            May 8, 2007
---------------------------
P. Morgan McCune

/s/ P. Morgan McCune              Chief Accounting Officer           May 8, 2007
---------------------------
P. Morgan McCune

Item 5.  Exhibits

         The following Exhibits are filed as part of the Registration Statement:

Exhibit No.       Identification of Exhibit

   2.1     - Articles of Incorporation
   2.4     - By Laws
   3.1     - Specimen Stock Certificate
   4.1     - Form of Subscription Agreement
  10.1     - Consent of Malone & Bailey, PC
  11.1     - Opinion and Consent of Scheef & Stone, LLP


* Filed previously